Exhibit 99.1

Foresight Receives Order of QuadSight™ Prototype from

Leading Japanese Tier One Supplier

The supplier ordered the system following a successful technological roadshow carried out in Japan earlier this year.

Ness Ziona, Israel – July 19, 2019 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today an additional sale of a prototype of its QuadSight™ four-camera vision system, targeted for the semi-autonomous and autonomous vehicle market. The prototype system was ordered by a leading Japanese Tier One automotive supplier. Revenue from the prototype system sale is expected to total tens of thousands of dollars.

Cornes Technologies, Foresight’s distributor in Japan, facilitated the prototype system sale, the first from a Japanese customer. The Japanese Tier One automotive supplier participated in a technological roadshow that took place earlier this year, as reported by the Company on May 14, 2019. The roadshow consisted of live, real-time demonstrations of the QuadSight system to interested parties. Different scenarios were tested, simulating obstacle detection in challenging weather and lighting conditions. Customer satisfaction following initial installation may lead to orders of QuadSight systems by the leading Japanese supplier for mass production.

“This order affirms the importance of our technological roadshow strategy, which offers potential strategic partners the chance to experience our QuadSight system in real time and better understand its outstanding detection capabilities,” said Haim Siboni, CEO of Foresight. “I am confident that the successful roadshow in Japan will generate additional orders of prototype systems from vehicle manufacturers and Tier One suppliers in the coming months.”

By selling additional prototypes, Foresight intends to increase awareness of its unique solutions, address potential customers, and expand its presence with vehicle manufacturers and Tier One automotive suppliers. Foresight believes that closer evaluation of the technology by potential customers may lead to future collaborations in research and development, integration, production and other areas.

About QuadSight™

The QuadSight system was launched in January 2018 at the Consumers Electronics Show in Las Vegas. Foresight regards QuadSight as the industry’s most accurate quad-camera vision system, offering exceptional obstacle detection for semi-autonomous and autonomous vehicle safety. Through sensor fusion, QuadSight leverages reflected light from visible-light cameras with thermal energy captured by long-wave infrared cameras for robust accurate object detection of any shape, form or material, in all weather and lighting conditions - including complete darkness, rain, haze, fog and glare. By adapting field-proven security technology that has been deployed for almost two decades, QuadSight™ offers autonomous vehicles perception capabilities beyond those of human eyes and reduces the likelihood of accidents and injuries.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses revenue from the prototype system sale, that customer satisfaction following initial installation may lead to orders of QuadSight systems, that the successful roadshow in Japan will generate additional orders of prototype systems, when it discusses increasing awareness, addressing potential customers, expanding its presence, and that closer evaluation of the technology by potential customers may lead to future collaborations. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654